09056687

OMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEONARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 N.W EXPRESSWAY SUITE 1450
(No. and Street)

OKLAHOMA CITY (City) OKLAHOMA (State) 73118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L. SAVAGE 405-879-0166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENLEY AND JOHNSON, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

1409 N.W 150TH STREET (Address) EDMOND (City) OKLAHOMA (State) 73013 (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/24

OATH OR AFFIRMATION

I, ROBERT L. SAVAGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEONARD SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert L. Savage
Signature

President
Title

#01019776
Notary Public
Expires: 12-19-2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HENLEY AND JOHNSON, P.L.L.C.

Certified Public Accountants
1409 N. W. 150th
Edmond, Oklahoma 73013
Phone: (405) 348-8348
Fax: (405) 348-8001

Jack S. Henley, CPA
William J. Johnson, CPA

Member
Oklahoma Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leonard Securities, Inc.

We have audited the accompanying statements of financial condition of Leonard Securities, Inc., as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and statement of cash flows for the two years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Leonard Securities, Inc., as of December 31, 2008 and 2007, and the results of its operations, and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henley and Johnson

Edmond, Oklahoma
February 15, 2009

LEONARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	December 31, 2008	December 31, 2007
Cash and cash equivalents	$ 75,346	$ 100,059
Restricted cash deposit with clearing organization	60,000	60,000
Other receivables	60,258	62,252
Prepaid expenses	1,271	1,042
Securities owned, not readily marketable	9,884	19,796
Furniture and Equipment, net of accumulated depreciation of $ 53,003 and $ 39,392	58,398	68,663
Security deposits	3,383	3,383
	268,540	315,195

LIABILITIES

	2008	2007
Accounts payable	4,959	30,402
Accrued liabilities	60,642	63,969
	65,601	94,371

STOCKHOLDERS' EQUITY

	2008	2007
Common stock,$1.00 par value, authorized 50,000 shares, 1,096 shares issued and outstanding.	1,096	1,096
Additional paid-in capital	206,104	218,104
Retained earnings (deficit)	(4,261)	1,624
	202,939	220,824
	$ 268,540	$ 315,195

See accompanying notes to financial statements

LEONARD SECURITIES, INC.

Statement of Financial Condition
Two Years Ended December 31, 2008 and 2007

(With Independent Auditors' Report)

SEC Mail Processing
Section

FEB 25 2009

Washington, DC
111